

ANGLO AMERICAN


05009767

Se[illegible] ge Commiss[illegible]
450 F[illegible] eet, [illegible]
Washington [illegible] 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk

7 July 2005

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JUL 8 2005
WASH, D.C.
198
SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- S198 Announcement
- News release – 4 July 2005

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

I Barton
Assistant Company Secretary
Encs - 5 copies



News Release

4 July 2005

Production starts at Anglo American's Isibonelo coal mine in South Africa

On 1 July 2005, Anglo Coal's Isibonelo Colliery supplied its first consignment of coal to Sasol Limited. The US$65 million Isibonelo coal mine commenced production on time and on budget and is expected to supply 5 million tonnes per annum of thermal coal to Sasol Synfuels when it reaches full production during 2006.

A study was initiated in 2000 by Anglo American and Sasol to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement was reached in July 2003 for Anglo Coal to establish a new opencast operation on the northern portion of the coalfield and Sasol was granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery. Together the operations are expected to secure coal supplies from the Kriel South reserve to Sasol for a period of 20 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



News Release

4 July 2005

Production starts at Anglo American's Isibonelo coal mine in South Africa

On 1 July 2005, Anglo Coal's Isibonelo Colliery supplied its first consignment of coal to Sasol Limited. The US$65 million Isibonelo coal mine commenced production on time and on budget and is expected to supply 5 million tonnes per annum of thermal coal to Sasol Synfuels when it reaches full production during 2006.

A study was initiated in 2000 by Anglo American and Sasol to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement was reached in July 2003 for Anglo Coal to establish a new opencast operation on the northern portion of the coalfield and Sasol was granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery. Together the operations are expected to secure coal supplies from the Kriel South reserve to Sasol for a period of 20 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

4 July 2005

Production starts at Anglo American's Isibonelo coal mine in South Africa

On 1 July 2005, Anglo Coal's Isibonelo Colliery supplied its first consignment of coal to Sasol Limited. The US$65 million Isibonelo coal mine commenced production on time and on budget and is expected to supply 5 million tonnes per annum of thermal coal to Sasol Synfuels when it reaches full production during 2006.

A study was initiated in 2000 by Anglo American and Sasol to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement was reached in July 2003 for Anglo Coal to establish a new opencast operation on the northern portion of the coalfield and Sasol was granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery. Together the operations are expected to secure coal supplies from the Kriel South reserve to Sasol for a period of 20 years.

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



ANGLO AMERICAN

News Release

4 July 2005

Production starts at Anglo American's Isibonelo coal mine in South Africa

On 1 July 2005, Anglo Coal's Isibonelo Colliery supplied its first consignment of coal to Sasol Limited. The US$65 million Isibonelo coal mine commenced production on time and on budget and is expected to supply 5 million tonnes per annum of thermal coal to Sasol Synfuels when it reaches full production during 2006.

A study was initiated in 2000 by Anglo American and Sasol to consider the development of the Kriel South coal reserves in Mpumalanga province, South Africa. An agreement was reached in July 2003 for Anglo Coal to establish a new opencast operation on the northern portion of the coalfield and Sasol was granted access to the southern portion of the Kriel South coalfield, through the expansion of its existing underground operations at Syferfontein Colliery. Together the operations are expected to secure coal supplies from the Kriel South reserve to Sasol for a period of 20 years.

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 6 July 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc ordinary share capital has decreased from 9.13% to 8.92%.

Company	Registered Holder	No shares held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,253,158	4.77%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	40,781	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,008	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	285,693	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	120,929	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	359,206	0.02%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,869,685	0.33%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	29,693,401	1.99%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	65,652	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,978,875	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,752,176	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,313,057	0.15%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05%

Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,482,789	0.17%
Quantative Asset Management	ABSA Nominees	155,924	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	181,138	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,888,532	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	38,313	0.00%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	2,848,912	0.19%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,911	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,075,853	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	2,981,755	0.20%
BOE Private Clients	Registered Own Name	22,516	0.00%
BOE Fiduciary	Nedcor Bank Nominees	90,243	0.01%
Acadian Asset Management	Clients of Acadian Asset Management	135,750	0.01%
		133,253,009	**8.92%**
		Total Shares issued	
		1,493,846,961	

N Jordan
Secretary
7 July 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 6 July 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc ordinary share capital has decreased from 9.13% to 8.92%.

Company	Registered Holder	No shares held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,253,158	4.77%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	40,781	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,008	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	285,693	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	120,929	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	359,206	0.02%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,869,685	0.33%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	29,693,401	1.99%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	65,652	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,978,875	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,752,176	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,313,057	0.15%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05%

Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,482,789	0.17%
Quantative Asset Management	ABSA Nominees	155,924	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	181,138	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,888,532	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	38,313	0.00%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	2,848,912	0.19%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,911	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,075,853	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	2,981,755	0.20%
BOE Private Clients	Registered Own Name	22,516	0.00%
BOE Fiduciary	Nedcor Bank Nominees	90,243	0.01%
Acadian Asset Management	Clients of Acadian Asset Management	135,750	0.01%
		133,253,009	**8.92%**
		Total Shares issued	
		1,493,846,961	

N Jordan
Secretary
7 July 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 6 July 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc ordinary share capital has decreased from 9.13% to 8.92%.

Company	Registered Holder	No shares held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,253,158	4.77%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	40,781	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,008	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	285,693	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	120,929	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	359,206	0.02%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,869,685	0.33%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	29,693,401	1.99%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	65,652	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,978,875	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,752,176	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,313,057	0.15%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05%

Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,482,789	0.17%
Quantative Asset Management	ABSA Nominees	155,924	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	181,138	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,888,532	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	38,313	0.00%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	2,848,912	0.19%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,911	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,075,853	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	2,981,755	0.20%
BOE Private Clients	Registered Own Name	22,516	0.00%
BOE Fiduciary	Nedcor Bank Nominees	90,243	0.01%
Acadian Asset Management	Clients of Acadian Asset Management	135,750	0.01%
		133,253,009	**8.92%**
		Total Shares issued	
		1,493,846,961	

N Jordan
Secretary
7 July 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification on 6 July 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc ordinary share capital has decreased from 9.13% to 8.92%.

Company	Registered Holder	No shares held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,253,158	4.77%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	40,781	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,008	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	285,693	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	120,929	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	359,206	0.02%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,869,685	0.33%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	29,693,401	1.99%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	65,652	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,978,875	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,752,176	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,313,057	0.15%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05%

Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,482,789	0.17%
Quantative Asset Management	ABSA Nominees	155,924	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	181,138	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,888,532	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	38,313	0.00%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	2,848,912	0.19%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,911	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,075,853	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	2,981,755	0.20%
BOE Private Clients	Registered Own Name	22,516	0.00%
BOE Fiduciary	Nedcor Bank Nominees	90,243	0.01%
Acadian Asset Management	Clients of Acadian Asset Management	135,750	0.01%
		133,253,009	**8.92%**
		Total Shares issued	
		1,493,846,961	

N Jordan
Secretary
7 July 2005

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985.

We received notification on 6 July 2005, that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interest in Anglo American plc ordinary share capital has decreased from 9.13% to 8.92%.

Company	Registered Holder	No shares held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	71,253,158	4.77%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	40,781	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,008	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	285,693	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	120,929	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	359,206	0.02%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,869,685	0.33%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	29,693,401	1.99%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	65,652	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,978,875	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,752,176	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,313,057	0.15%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	689,767	0.05%

Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutuai & Federal Limited	2,482,789	0.17%
Quantative Asset Management	ABSA Nominees	155,924	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	181,138	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,888,532	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	38,313	0.00%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	2,848,912	0.19%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,911	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,075,853	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	2,981,755	0.20%
BOE Private Clients	Registered Own Name	22,516	0.00%
BOE Fiduciary	Nedcor Bank Nominees	90,243	0.01%
Acadian Asset Management	Clients of Acadian Asset Management	135,750	0.01%
		133,253,009	**8.92%**
		Total Shares issued	
		1,493,846,961	

N Jordan
Secretary
7 July 2005